FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 7 May, 2008


                               File no. 0-17630


                                Result of AGM



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Result of AGM



7th May 2008


CRH plc


Annual General Meeting held on Wednesday, 7th May 2008


All Resolutions proposed at the Annual General Meeting of the Company held on 7th May 2008 were duly passed, including the following items of special business:


Resolution 8:



"That Clause 4 (21) of the Memorandum of Association of the Company be deleted and replaced by the following new Clause 4 (21):-



"(21) To lend and advance money or other property or give credit or financial accommodation to any company or person in any manner either with or without security and whether with or without the payment of interest and upon such terms and conditions as the Company's board of directors shall think fit or expedient and to guarantee, indemnify, grant indemnities in respect of, enter into any suretyship or joint obligation, or otherwise support or secure, whether by personal covenant, indemnity or undertaking or by mortgaging, charging, pledging or granting a lien or other security over all or any part of the Company's property (both present and future) or by any one or more of such methods or any other method and whether in support of such guarantee or indemnity or suretyship or joint obligation or otherwise, on such terms and conditions as the Company's board of directors shall think fit, the payment of any debts or the performance or discharge of any contract, obligation or actual or contingent liability of any person or company (including, without prejudice to the generality of the foregoing, the payment of any capital, principal, dividends or interest on any stocks, shares, debentures, debenture stock, notes, bonds or other securities of any person, authority or company) including, without prejudice to the generality of the foregoing, any company which is for the time being the Company's holding company as defined in section 155 of the Companies Act 1963 and in any statutory modification or re-enactment thereof, or subsidiary (as defined by the said section 155) of the Company or otherwise associated with the Company, in each case notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect, from entering into any such guarantee or indemnity or suretyship or joint obligation or other arrangement or transaction contemplated herein." "



Resolution 9:



"That the Articles of Association be amended as follows:-



(i) by deleting the definitions of "The Acts" and "Person" in Article 2 and replacing them with definitions as follows:-


""The Acts" means the Companies Acts, 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, all statutory instruments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and re-enactment thereof for the time being in force;"


""Person" means where the context permits an unincorporated body of persons, a partnership, a club or other association as well as an individual and a company which shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or authority or department or other legal entity or division or constituent thereof;"



(ii) by deleting Article 12 and replacing it with the following new Article 12:



"12. The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful."


(iii) by deleting sub-paragraphs (a) and (b) from the second paragraph of
      Article 89 and replacing them with the following:


"(a) the amount of capital of the Company for the time being issued, paid up, or credited as paid up and the amount for the time being of the share premium account; and


(b) the amount standing to the credit of retained income, foreign currency translation reserve and other reserves, capital grants, deferred taxation and minority shareholders' interest, less the amount of any repayable Government grants, all as shown in the then latest audited consolidated financial statements of the Company; less



(c) the aggregate amount for the time being of treasury shares and own shares held by the Company (such terms as used in the latest audited consolidated financial statements of the Company):"

(iv) by deleting Article 127 and replacing it with the following new Article
     127:



"127. Notwithstanding anything to the contrary contained in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer or person) is required or permitted by these Articles, the Acts or any other enactment of the State to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise, but only if the use of such electronic or other communication conforms with all relevant legislation and provided further that the electronic means or electronic form used has been approved of by the Directors." "


Enquiries:

Contact

Angela Malone
Company Secretary
Ph.: +353 1 6344 340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  7 May, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director